Mail Stop 3561

October 12, 2007

Mr. Blake S. Tohana
Chief Financial Officer
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

> **Re:** **Magna Entertainment Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-30578**

Dear Mr. Tohana:

We have reviewed your response letter dated September 26, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note 5. Assets Held for Sale, page 96

1.   We note your response to our prior comment number 4 in which you explain how the transaction proceeds for the sale of the Meadows properties were allocated between the tangible and intangible assets sold. Please significantly expand the disclosures provided in any future filings to explain how the proceeds were allocated between the different categories of assets sold and the basis for treatment used. Your revised disclosure should be presented in a level of detail consistent with your response to our prior comment.

Note 8. Write-Down of Long-Lived Assets

2.   We note your response to our prior comment number 5. Please revise the notes to your financial statements and MD&A in future filings to explain in further detail the changes in facts or circumstances that resulted in the recognition of the significant impairment charge related to the long-lived assets of Magna Racino during 2006. Your revised disclosure should also explain why no impairment charges with respect to these long-lived assets were required in periods prior to 2006.

Reports on Form 8-K filed September 10, 2007 and September 17, 2007

3.   We note from the Form 8-Ks filed on September 10, 2007 and September 17, 2007 that the Company has decided to sell certain assets in order to generate cash to reduce its debt levels as part of a debt elimination plan. With regards to these planned asset sales and disposals, please address the following:

•   Please explain whether the assets that you intend to sell will be classified as assets held for sale in your quarterly report on Form 10-Q for the quarter ended September 30, 2007, in accordance with paragraph 30 of SFAS No. 144. If not, please explain in detail your basis for your conclusions that these assets should not be classified as held for sale.

•   Please explain whether the change in strategy with respect to the assets and properties that will be sold will result in any required impairment charges in your interim financial statements. If not, please explain why.

        We may have further comment upon receipt of your response.

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You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief